EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

6 June 2023

NOVONIX Announces Participation in June Investor Conferences

NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that members of the executive team are scheduled to participate in the following upcoming investor events in June 2023:

•
Benchmark Minerals Battery Gigafactory USA 2023 Conference on 8 June in Washington, DC
•
Shaw and Partners, ASX Graphite Virtual Conference on 20 June in Melbourne, Australia

NOVONIX management will be hosting one-on-one and group meetings with investors at these events. Presentation materials and webcast links will be available the day of each event on the NOVONIX investor relations website.

Please note that event participation and specific dates are subject to change. For the latest event and corporate information, please visit the NOVONIX website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment in Canada and is growing its high-performance synthetic graphite anode material manufacturing operations in the United States. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and Twitter.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA